# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AdaptHealth Corp., CIK 0001725255
CUSIP: 00653Q102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 220 West Germantown Pike, Suite 250, Plymouth Meeting, Pennsylvania (PA), 19462
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-24-046593
Filed by CIK 0000096223

## Reporting persons
- JEFFERIES LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,098,755; sole dispositive power 0; shared dispositive power 5,098,755; aggregate amount beneficially owned 5,098,755 (3.8% of the class)
  Comment: Reported shares under Shared Voting Power and Shared Dispositive Power are held by Jefferies LLC. Jefferies LLC is a wholly owned direct subsidiary of Jefferies Financial Group Inc. Comprised of (i) 999,255 shares of common stock, par value $0.0001 per share ("Common Stock"), of AdaptHealth Corp. (the "Issuer"), and (ii) 4,099,500 shares of Common Stock purchasable upon exercise of 40,995 exchange-traded long call options ("Options") that are currently exercisable. Each Option is exercisable for 100 shares of Common Stock. The reported percentage is based on 134,554,889 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.
- Jefferies Financial Group Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 5,098,755; sole dispositive power 0; shared dispositive power 5,098,755; aggregate amount beneficially owned 5,098,755 (3.8% of the class)
  Comment: Reported shares under Shared Voting Power and Shared Dispositive Power are held by Jefferies LLC. Jefferies LLC is a wholly owned direct subsidiary of Jefferies Financial Group Inc. Comprised of (i) 999,255 shares of common stock, par value $0.0001 per share ("Common Stock"), of AdaptHealth Corp. (the "Issuer"), and (ii) 4,099,500 shares of Common Stock purchasable upon exercise of 40,995 exchange-traded long call options ("Options") that are currently exercisable. Each Option is exercisable for 100 shares of Common Stock. The reported percentage is based on 134,554,889 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.

## Item 1. Issuer
Name of issuer: AdaptHealth Corp.
Address of issuer's principal executive offices: 220 West Germantown Pike, Suite 250, Plymouth Meeting, Pennsylvania, 19462

## Item 2. Person Filing
Name of person filing:
Jefferies LLC
Jefferies Financial Group Inc.
(each a "Reporting Person" and collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 520 Madison Ave., New York, NY 10022
Citizenship: The responses of the Reporting Persons to Row 4 in each of their respective cover pages are incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of Common Stock, as of December 31, 2024, are incorporated herein by reference.

As of December 31, 2024, the Reporting Persons beneficially owned 5,098,755 shares of Common Stock comprised of (i) 999,255 shares of Common Stock, and (ii) 4,099,500 shares of Common Stock purchasable upon exercise of 40,995 Options that are currently exercisable, each of which is exercisable for 100 shares of Common Stock.
Percent of class: As of December 31, 2024, the Reporting Persons' beneficially owned shares represented approximately 3.8% of the Common Stock outstanding (based on 134,554,889 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,098,755
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,098,755

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Jefferies LLC is a broker or dealer registered under Section 15 of the Exchange Act. Jefferies LLC is a subsidiary of Jefferies Financial Group Inc., which has filed this Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JEFFERIES LLC: /s/ Michael J. Sharp, Michael J. Sharp / Executive Vice President, General Counsel and Secretary (02/13/2025)
- Jefferies Financial Group Inc.: /s/ Michael J. Sharp, Michael J. Sharp / Executive Vice President and General Counsel (02/13/2025)